Exhibit 12.1

TIFFANY & CO.

STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Nine months ended October 31,				Years ended January 31,
(dollars in millions)	2015		2014		2015		2014		2013		2012		2011

Earnings from continuing operations before income taxes	$461.1		$445.2		$737.5		$254.9		$643.6		$665.0		$547.4
Fixed charges, less capitalized interest	92.8		102.0		134.8		133.3		120.1		114.2		100.6
Total earnings as defined	$553.9		$547.2		$872.3		$388.2		$763.7		$779.2		$648.0

Fixed Charges:
Interest expense before capitalization of interest [a]	$34.3		$46.5		$58.9		$59.6		$55.1		$43.3		$48.3
Estimated interest portion of rent expense	59.4		56.4		76.9		74.5		65.5		71.6		52.3
Total fixed charges [b]	$93.7		$102.9		$135.8		$134.1		$120.6		$114.9		$100.6

Ratio of Earnings to Fixed Charges	5.9	x	5.3	x	6.4	x	2.9	x	6.3	x	6.8	x	6.4	x

[a]	Interest expense does not include interest related to uncertain tax positions and other non-third party indebtedness.

[b]	Fixed charges represent interest expense (before interest is capitalized), amortization of deferred financing costs and an appropriate interest factor on operating leases.